UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

BLACK NICKEL ACQUISITION CORP. I

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Andrew Reckles
300 Colonial Center Parkway, Ste 260
Roswell, Georgia 30076
(678) 353-2190

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Reckles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).......SC...............................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... U.S.A............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ...............................400,000.....................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power........................... 400,000.....................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 400,000..........................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............4.42%.............................

14.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Black Nickel Acquisition Corp. I, whose principal executive offices are located at 1600 International Drive, Suite 110, McLean, Virginia 22102 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Andrew Reckles (the “Reporting Person”).

(b) The business address of the Reporting Person is 300 Colonial Center Parkway, Ste 260, Roswell, Georgia 30076.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Registered Person at HPC Capital Management Corp., located at 300 Colonial Center Parkway, Ste 260, Roswell, Georgia 30076.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person sold to the Issuer and the Issuer redeemed 100,000 shares of Common Stock for cash consideration equal to $100.00.

Item 4. Purpose of Transaction.

None.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 400,000 shares of Common Stock, representing 4.42% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 400,000 shares of Common Stock owned by the Reporting Person.

(c) The 400,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective June 24, 2005.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 400,000 shares of Common Stock owned by the Reporting Person.

(e) On October 24, 2006, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2006 /s/ Andrew Reckles _______________________________ Andrew Reckles